File No. 82-5241
August 15, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Sir/Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. Summary English translation of Notice of Convocation of the 153rd Ordinary General Meeting of Shareholders (June 12, 2002)

2. English translation of Notice of Resolutions at the 153rd Ordinary General Meeting of Shareholders (June 27, 2002)

3. Summary English translation of Business Report for the 153rd Fiscal Period (April 1, 2001 through March 31, 2002)

If you have further queries or requests for additional information, please feel free to contact Seiichiro Hayata at seiichiro.hayata@dentsu.co.jp (email), 011-81-3-5551-5620 (telephone) or 011-81-3-5551-2225 (facsimile).

--cont'd--

Yours faithfully,



Toru Hirose
Director
Investor Relations Division
Dentsu Inc.

Enclosures

(Summary English Translation)

June 12, 2002

TO OUR SHAREHOLDERS:

Dentsu Inc.
11-10, Tsukiji 1-chome, Chuo-ku
Tokyo, Japan

Yutaka Narita
President and Representative Director

Notice of Convocation of the 153rd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 153rd Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Thursday, June 27, 2002

(2) Place: Goshiki 2F, Goshiki hall of Akasaka Prince Hotel, located at 1-2, Kioi-cho, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Report on Operations, Balance Sheet and Statement of Income for the 153rd fiscal year from April 1, 2001 through March 31, 2002.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 153rd fiscal year

Agendum No. 2: Purchase of Treasury Stock

The content of the proposed agendum is as set forth on ___ pages of "Reference Material Concerning Exercise of Votes".

Agendum No. 3: Amendment of a part of the Articles of Incorporation

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

Agendum No. 4: Election of fourteen Directors

Agendum No. 5: Payment of retirement benefits to Directors

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

(Attached Materials)

REPORT ON OPERATIONS

For the period from April 1, 2001 through March 31, 2002

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2002, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, shares issued and major shareholders, treasury stocks, employees, principal correspondent banks, material subsidiaries and business combinations, Directors and Corporate Auditors of the Company and important matters regarding the state of the Company is mentioned.

Balance Sheet

As of March 31, 2002

Unit: ¥ million

ASSETS		LIABILITIES	
Current assets	480,486	**Current liabilities**	413,283
Cash and deposits	34,034	Trade notes payable	55,789
Trade notes receivable	30,240	Accounts payable	286,294
Accounts receivable	343,338	Short-term borrowings	7,893
Marketable securities	15,611	Bonds to be redeemed within one year	8,000
Finished products	1,026	Current portion of long-term debt	3,582
Products in process	15,640	Amount in arreas	7,116
Supplies	302	Accrued expenses	17,099
Advance payments	3,191	Accrued income tax	12,227
Pre-paid expenses	204	Advance payments received	7,692
Short-term lendings	27,636	Deposited money	5,059
Deferred tax assets	5,890	Other current liabilities	2,527
Other current assets	3,920	**Noncurrent liabilities**	163,027
Allowance for doubtful accounts	△552	Long-term debt	83,906
Fixed assets	481,684	Long-term amount in arreas	255
Tangible fixed assets	250,623	Long-term deposited money	1,772
Buildings	19,645	Reserve for employees' prior service obligations	71,241
Structures	1,254	Reserve for directors' retirement benefits	2,489
Machinery	1,575	Deferred tax liabilities on valuation of assets	3,361
Ships	5	**Total liabilities**	576,310
Vehicles	47		
Equipment	1,995		
Land	165,425		
Construction in progress	60,673	**SHAREHOLDERS' EQUITY**	
Intangible fixed assets	11,973	**Paid-in capital**	58,967
Goodwill	208	**Legal reserves**	56,081
Leasehold rights	8	Capital reserve	55,358
Facility utilization rights	21	Earned surplus reserve	722
Telephone subscription rights	405	**Difference on revaluation**	4,642
Software	11,329	**Other reserves**	257,492
Investments and other fixed assets	219,086	Reserve for employees' retirement benefits	18,872

Investment securities	131,352	Additional reserve for doubtful accounts	18,561
Equity shares of subsidiaries and affiliates	39,897	Voluntary reserves	195,800
Investment in capital	3,004	Unappropriated retained earnings for the term	24,258
Membership rights	4,578	(including net income)	(23,072)
Long-term loans	3,007	**Difference on valuation of securities**	9,894
Guarantee deposits receivable	12,656	Difference on valuation of securities under the category of other securities	9,894
Rehabilitation loans	3,009		387,078
Long-term pre-paid expenses	605		
Deferred tax assets	22,852		
Others	1,452	**Treasury Stock**	△1,218
Reserve for doubtful accounts	△3,329	**Total shareholders' equity**	385,860
Total assets	962,170	**Total liabilities and shareholders' equity**	962,170

Statement of Income

(April 1, 2001 - March 31, 2002)

Unit: ¥ million

Ordinary income		
Operating income		
Operating revenues		
Sales		1,433,300
Operating expenses		
Cost of sales	1,225,499	
Selling, general and administrative expenses	161,872	1,387,371
Operating income		45,928
Non-operating income		
Non-operating revenues:		
Interest and dividends received	2,744	
Leasehold fees	1,873	
Gain on foreign exchange translation	726	
Miscellaneous gains	679	6,023
Non-operating expenses:		
Interest paid	2,454	
Interest on corporate bonds	1,090	
Provision of reserves for allowance for doubtful accounts	115	
Bad debts loss	255	
Loss on investment in investment funds	893	
Expenses relating to listing	595	
Miscellaneous losses	361	5,767
Recurring profit		46,184
Extraordinary income		
Extraordinary profits:		
Gain on sale of fixed assets	216	
Gain on sale of investment securities	343	
Gain on redemption of investment securities	0	
Gain on redemption of corporate bonds	90	
Gain on reversal of reserve for possible losses on execution of guarantee obligations	5	656
Extraordinary losses:		
Loss on sale of fixed assets	25	

Loss on disposal of fixed assets	139	
Loss on sale of investment securities	4	
Valuation loss on investment securities	5,174	
Loss on liquidation of investment securities	15	
Loss on liquidation of subsidiaries	36	
Valuation loss on membership rights	32	5,428
Income before income taxes		41,412
Corporate, resident and enterprise taxes	21,486	
Income tax adjustment	△3,146	18,340
Net income		23,072
Retained earnings carried forward from the previous term		1,626
Liquidation amount of differences of revaluation		104
Interim dividend paid		545
Unappropriated earnings at the end of the term		24,258

Proposed Statement of Appropriation of Retained Earnings

Unit: ¥

Unappropriated retained earnings for the period		24,258,331,269
We will appropriate this amount as follows:		
Dividend paid	832,629,720	
Ordinary dividend of ¥400 per common share		
Special dividend of ¥200 per common share		
Directors' bonus	35,150,000	
Voluntary reserves	21,700,000,000	22,567,779,720
Retained earnings carried forward		1,690,551,549

(Note 1) On December 14, 2001, the Company distributed ¥545,087,920 as an interim dividend (¥400 per common share). The interim dividend was not paid on the 3,200.2 shares of treasury stock.

(Note 2) Dividends will not be paid on 3,203.8 share of treasury stock.

(Note 3) Special dividend is owing to commemorating the listing of the Company.

Audit Report by Accounting Auditors (Duplicate)

Audit Report

May 13, 2002

Mr. Yutaka Narita
President and Representative Director
Dentsu Inc.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 153rd fiscal year from April 1, 2001 to March 31, 2002 of Dentsu Inc. in accordance with the provision of Article 2 of 'The law relating to exceptions of the Commercial Code relating to audits, etc. of corporations'. The parts of the report on operations and the supplementary statements relating to accounting that were the subject of the audit were those parts that were based on the records in the accounting ledgers.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate. This audit included audits of subsidiaries that we deemed necessary to carry out.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation.

(2) We certify that the report on operations (but only in respect of the parts relating to accounting) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

There is no relationship between the Company and the auditor or the partners in charge that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Shin Nihon & Co.

Tomoo Yura (Seal)
Representative Partner, Partner in charge and Certified Public Accountant

Yuji Hosono (Seal)
Representative Partner, Partner in charge and Certified Public Accountant

Toshiya Mori (Seal)
Representative Partner, Partner in charge and Certified Public Accountant

Audit Report of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the 153rd fiscal year from April 1, 2001 to March 31, 2002 and prepared this audit report in consultation.

1. Summary of the methods of the audit by the Corporate Auditors

In order that the Company may be soundly and lawfully managed, each Corporate Auditor audited the duties of the Directors pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

(1) We attended meetings of the Board of Directors and other important meetings, received reports on operations from Directors and executive officers, etc., perused important agreements, etc. and inspected the condition of the Company's business affairs and properties.

(2) From the standpoint of auditing the group companies, we attended important meetings jointly held by the Company and its subsidiaries, exchanged information and opinions with the corporate auditors of important subsidiaries. Further, where necessary, we carried out on-site inspections and inspected the condition of business affairs and properties.

(3) We requested the accounting auditors to provide reports and explanations from time to time, and examined accounting documents and supplementary statements.

(4) With respect to such matters as competing transactions by Directors, transactions where a conflict of interest between the Company and Directors exist, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and acquisition and disposal of treasury stock, in addition to the above auditing methods, we requested Directors, etc. to submit reports and inspected the circumstances of these transactions in detail as necessary.

2. Result of the audit

(1) We certify that the methods and results of the audit by Shin Nihon & Co. are reasonable.

(2) We certify that the report on operations fairly represents the state of the Company in compliance with the law and the Company's Articles of Incorporation.

(3) We certify that there are no matters that should be pointed out in the agendum relating to the proposed appropriation of retained earnings in light of the situation of the properties of the Company and other matters.

(4) We certify that the supplementary statements fairly represent the matters that should be mentioned and that there are no matters that should be pointed out.

(5) With respect to the Directors' execution of duties, including matters relating to subsidiaries, we certify that there are no significant unfair practices or violations of the law or the Company's Articles of Incorporation.

(6) We certify that there are no violations of the duties of the Directors in respect of such matters as competing transactions by Directors, transactions where a conflict of interest between the Company and Directors exist, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and acquisition and disposal of treasury stock.

May 15, 2002

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor Makio Kasahara (Seal)

Statutory Corporate Auditor Kojiro Takahashi (Seal)

Corporate Auditor Akira Nanbara (Seal)

Corporate Auditor Haruo Shimada (Seal)

Corporate Auditor Shunro Hamada (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada and Mr. Shunro Hamada are external Corporate Auditors provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. **Total number of voting rights owned by all shareholders**

1,387,549 shares

2. **Agenda and Reference Material**

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 153rd fiscal year

The content of the proposed agendum is set forth in the "Proposed Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Purchase of Treasury Stock

It is proposed to purchase up to 70,000 shares of common stock of the Company for the purchase price of up to 50 billion yen during the period from the closing of this ordinary general meeting of shareholders through the closing of the next ordinary general meeting shareholders, pursuant to Article 210 of the Commercial Code to enable the agile performance of the Company's equity policy.

Agendum No. 3: Amendment of a part of the Articles of Incorporation

The proposed amendments include, among others:
revising the objectives of the Company;
changing the total number of shares authorized to be issued;
eliminating the provisions relating to par value shares;
revising provisions relating to the minutes of the general meeting of shareholders, the minutes of the meeting of the board of directors and the minutes of the board of the corporate

auditors, so that such minutes may be signed by digital signature; and

adding the provisions on transitional measures relating to the transfer of the head office of the Company and the change of the term of office of corporate auditors.

Agendum No. 4: Election of fourteen Directors

Names, brief personal histories and status as representatives for other companies of, and numbers of the Company's shares owned by, the candidates are mentioned.

Agendum No. 5: Payment of retirement benefits to Directors

It is proposed that appropriate retirement benefits be paid to three retiring Directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of the above Directors are mentioned.

(English Translation)

June 27, 2002

TO OUR SHAREHOLDERS:

Dentsu Inc.
11-10, Tsukiji 1-chome, Chuo-ku
Tokyo, Japan

Tateo Mataki
President and Representative Director

Notice of Resolutions at the 153rd Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 153rd Ordinary General Meeting of Shareholders.

Particulars

Matters to be reported:

Report on Operations, Balance Sheet and Statement of Income for the 153rd fiscal year from April 1, 2001 to March 31, 2002.

We reported the contents of the above statements of account.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 153rd fiscal year.

The agendum was approved and adopted in its original form.

Agendum No. 2: Acquisition of Treasury Stock

The agendum was approved and adopted in its original form.

Agendum No. 3: Amendment of a part of the Articles of Incorporation

The agendum was approved and adopted in its original form.

Agendum No. 4: Election of fourteen Directors

The following Directors were elected and appointed as originally stated.

Director	Yutaka Narita
Director	Tateo Mataki
Director	Fumio Oshima
Director	Hitoshi Hanatsuka
Director	Tetsu Nakamura
Director	Hideaki Furukawa
Director	Ko Matsumoto
Director	Tatsuyoshi Takashima
Director	Isao Maruyama
Director	Toshiaki Nozue
Director	Takehiko Kimura
Director	Hiromori Hayashi
Director	Ichiro Saita
Director	Jun Sakakibara

Agendum No. 5: Payment of retirement benefits to Directors

It was approved and adopted that appropriate retirement benefits be paid to Mr. Yasutoshi Kimura, Mr. Kazuo Miyakawa and Mr. Masatoshi Murakami, retired Directors to reward them for their service in accordance with the Company's regulations and its customary practices. It was approved and adopted that the details

of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

* * * * * * * * * *

Directors were elected and approved as follows by a resolution of the meeting of the Board of Directors after the close of the Shareholders' Meeting.

Chairman and Chief Executive Officer	Yutaka Narita
President and Chief Operating Officer	Tateo Mataki
Executive Vice President	Fumio Oshima
Executive Vice President	Hitoshi Hanatsuka
Executive Vice President	Tetsu Nakamura
Senior Managing Director	Hideaki Furukawa
Senior Managing Director	Ko Matsumoto
Senior Managing Director	Tatsuyoshi Takashima
Managing Director	Isao Maruyama
Managing Director	Toshiaki Nozue
Managing Director	Takehiko Kimura (newly appointed)
Managing Director	Hiromori Hayashi (newly appointed)
Director	Ichiro Saita
Director	Jun Sakakibara (newly appointed)

Executive Officers were also elected and approved as follows by a resolution of the same meeting.

Senior Executive Officer	Masahiko Akashi
Senior Executive Officer	Yasuhiko Ubukata
Senior Executive Officer	Sachio Demura
Senior Executive Officer	Megumi Niimura
Senior Executive Officer	Naoki Kobuse
Senior Executive Officer	Kimiharu Matsuda
Senior Executive Officer	Michio Niiyama
Senior Executive Officer	Koichi Mizuno

Executive Officer	Haruyuki Takahashi
Executive Officer	Susumu Kawakami
Executive Officer	Toichi Ogitani
Executive Officer	Noriyuki Shutto
Executive Officer	Ryuichi Mori
Executive Officer	Itsuma Wakasugi
Executive Officer	Shoichi Yamamura (newly appointed)
Executive Officer	Hiroshi Matsuzaki (newly appointed)
Executive Officer	Tatsuji Matsui (newly appointed)
Executive Officer	Takehiko Joju (newly appointed)
Executive Officer	Tadashi Ishii (newly appointed)
Executive Officer	Setsuo Kamai (newly appointed)

(Summary English Translation)

Business Report for the 153rd Fiscal Period

April 1, 2001 through March 31, 2002

Dentsu Inc.

Compliments from the Company

The fiscal year ended March 31, 2002 was memorable for Dentsu with several corporate events. On July 1, 2001, Dentsu celebrated the 100th anniversary of its founding, and on November 30, 2001 Dentsu listed on the first section of the Tokyo Stock Exchange. The IPO was followed by the announcement of a strategic alliance with Publicis Groupe SA., the French advertising giant, on March 7, 2002. Also, our new headquarters in Shiodome, Tokyo, in which all Dentsu operations will be housed, is now under construction and on schedule. Following such a momentous year, we are pleased to say that Dentsu has established a solid footing for continued strong growth as a public, global company.

Financial Results for the Fiscal Year Ended March 31, 2002

In the fiscal year ended March 31, 2002, Japan's nominal GDP dropped by 2.5% (announced on June 7, 2002). The slump in the IT industry, weak consumption in Japan's deflationary environment, and the September 11 terrorist attacks have all led to the poor performance of the Japanese economy.

Japan's advertising industry naturally suffered from the negative impact of the country's economic performance. The information technology and telecommunications sectors of the economy tightened their ad spending sharply, taking a dramatic drop from the previous fiscal year. Total advertising expenditures for 2001(CY) was ¥6,058 billion*, a 0.9% decrease from the previous year. (* source: 2001 Advertising Expenditures in Japan, DENTSU INC.)

Operating in such a difficult economic environment, Dentsu developed wide range positive business activities and enacted rigorous cost controls across all of the sectors of its Total Communication Services. Our efforts resulted in the second best earnings in our corporate history, following the record-setting previous fiscal year. The Dentsu Group posted consolidated net sales of ¥1,789,432 million (-1.4% from the previous fiscal year), revenue of ¥293,920 million (-2.6%), operating profit of ¥61,168 million (-15.6%), recurring (/ordinary) profit of ¥59,705 million (-17.0%), and net profit of ¥27,457 million (-33.6%). Dividends at the end of the fiscal year to shareholders were ¥600 per share

(ordinary dividend of ¥400 per share and extraordinary dividend of ¥200 per share) and total dividends with the interim dividends for the fiscal period were ¥1,000 per share.

Outlook for the Fiscal Year Ending March 31, 2003

The Japanese economy is expected to continue to struggle, and we anticipate a decline in the nominal GDP for the year ending March 31, 2003 as well as a decline in domestic advertising expenditures in 2002(CY), from the previous periods respectively.

The Dentsu Group, despite a boost from the 2002 FIFA World Cup, is also expected to undergo difficult times for the fiscal year ending March 31, 2003. The financial outlook for this fiscal year includes a one-time charge associated with the transfer of our headquarters to Shiodome, the completion of which is scheduled at the end of October 31, 2002 (expected).

In such difficult times, our goal is to outperform the Japanese domestic advertising market by pursuing operational savings and expanding our business domains. We are also committed to increased cost control, which we will achieve through greater efficiency and by introducing greater flexibility in personnel cost structures.

In light of these cost control efforts, we have set the following targets for the fiscal year ending March 31, 2003: Net sales of ¥1,735,531 million (-3.0% from the year ended March 31, 2002), recurring (/ordinary) profit of ¥ 46,801 million (-21.6%), and net profit of ¥13,199 million (-51.9%)*.

**These numbers are management's estimation as of the announcement date of financial forecasts for the year ended March 31, 2002, and may differ from actual results. The financial effects of the strategic alliance with Publicis Groupe SA are not included in these numbers, since the exact effect may greatly differ depending on various factors.*

Medium-term Corporate Strategy of the Dentsu Group

The global advertising industry is being restructured, with a reshuffling of advertising companies through mergers and the integration of marketing businesses. It is vital for Dentsu to proactively participate in these trends and expand its business globally in order to achieve continued strong growth in the future. Also, the successful development of sophisticated disciplines such as branding and media planning services are becoming increasingly critical in advertising and related business areas. Thus, the Dentsu Group has set three intermediate-term corporate strategies:

Expand business globally, primarily through the strategic alliance with Publicis Groupe SA

During the fiscal year ended March 31, 2002, there were several large-scale mergers involving leading global advertising groups. Among these mergers, the acquisition of the Bcom3 Group by Publicis and the strategic alliance between Dentsu and the new Publicis, which was announced on March 7, 2002, had a significant impact on the industry.

This merger has created the world's fourth largest advertising group, as well as one of the world's top media buying groups. Dentsu and Publicis have agreed that Dentsu will acquire 15% of the voting rights of the new entity and gain a substantial influence on the management of the group, so that the new Publicis will be Dentsu's equity-method affiliate. Leveraging this strategic alliance, Dentsu will develop and maintain a strong network among Japan, the U.S. and Europe, enabling us to provide better worldwide services to existing and potential global clients.

The Dentsu Group maintains its current strategies for Asia, the main region of focus, by continuing to develop business operations (group subsidiaries and affiliates) in Dentsu regional strongholds. We are also going to establish a cooperative relationship with Publicis Groupe in Asia in order to deliver the best possible services for our clients.

Expand business domestically, primarily in two core areas: Branding and digital technologies

The Dentsu Group is placing particular focus on proposing brand communication projects to our clients, for which we have developed and enhanced our 'One-stop Branding Service' consulting capabilities. We are also refining our proprietary database and related systems in order to reinforce our media planning and marketing services. With these measures, we aim to further increase market share in Japan.

In addition to these activities, we are quickly developing our technological capabilities to take advantage of the move towards digitalization. In communications, digitalization is making a steady penetration into consumer markets. The Internet, wireless technology, digital broadcasting (via broadcasting

satellites [BS] and communication satellites [CS]), and broadband are rapidly being established in our society. By further reinforcing such services as advertising, content development and CRM (customer relationship management), we are staying ahead of the curve of these movements in order to make the most of the business opportunities they create. We are also working to stay ahead of anticipated changes in media by investing in related entities and developing new business areas. The Dentsu Group is committed to laying the foundation for the new advertising industry resulting from digitalization. We have also been instrumental in the development of a digital system for the delivery of creative between advertising agencies and the media. Furthermore, we are engaged in the development of a permission-based system of ad delivery via the Internet.

We aim to further strengthen our presence in other areas such as content development and sports marketing where we expect growth. We are attempting to raise our profile in these areas by forming strategic alliances and by making capital investments in related entities.

Restructure the Dentsu Group's management foundation

For years, Dentsu has been improving its corporate governance by introducing executive officer and independent corporate auditing systems. We are also working to control cost structures in order to secure steady earnings from our corporate activities. This fiscal year, we have introduced the first part of a performance-linked remuneration system to control personnel expenses, and we are developing new measures to reform operating cost structures.

For the intermediate term, we are planning to expand these reforms into all of our group companies, further strengthening the management performance of the entire Dentsu group.

Pursuing Continued Growth and Creating Maximum Value

By implementing the strategies discussed above, we continue to pursue our goal of advancing into the 21st century as the corporate group which delivers dreams and vitality to societies around the world, and contributes to cultural development through "Total Communication Services."

Lastly, we would like to announce that, on June 27, 2002, Tateo Mataki, currently Executive Vice President, will be appointed President of Dentsu. Yutaka Narita, the current President, will assume the position of Chairman. Under the new management team, Dentsu is fully committed as a public company to strong growth in order to create maximum value and ensure satisfaction to every Dentsu stakeholder.

June 27, 2002

Summary of Consolidated Balance Sheet

Unit: ¥ million

ASSETS	the 152nd Fiscal Period (as of March 31, 2001)	the 153rd Fiscal Period (as of March 31, 2002)
Current assets	679,170	586,685
Cash and deposits	122,177	68,189
Trade notes receivable and accounts receivable	471,807	433,185
Other current assets	86,256	86,277
Allowance for doubtful accounts	-1,070	-967
Fixed assets	457,998	510,506
Tangible fixed assets	227,741	266,775
Buildings and structures	29,073	27,884
Land	167,887	167,750
Building under construction	-	65,308
Other tangible fixed assets	30,780	5,831
Intangible fixed assets	15,312	25,930
Investments and other fixed assets	214,944	217,801
Investment securities	155,315	155,555
Others	63,629	66,173
Reserve for doubtful accounts	-4,000	-3,927
Deferred assets	421	-
Total assets	1,137,590	1,097,192

LIABILITIES		
Current liabilities	504,407	448,761
Trade notes payable and accounts payable	396,036	352,514
Other current liabilities	108,371	96,246
Non-current liabilities	205,151	184,381
Corporate bonds	32,780	200
Long-term debt	76,130	84,671
Reserve for employees' prior service obligations	85,308	85,965
Other non-current liabilities	10,932	13,544
Total liabilities	709,559	633,142
MINORITY INTEREST	23,712	22,877
SHAREHOLDERS' EQUITY		
Capital stock	54,929	58,967
Capital reserve	49,421	55,358
Difference on revaluation	4,746	4,642
Retained earnings	280,785	306,623
Revaluation of trade securities	13,192	9,985
Currency translation adjustment	1,243	6,812
Treasury stock	-0	-1,218
Total shareholders' equity	404,318	441,171
Total liabilities, minority interest and shareholders' equity	1,137,590	1,097,192

Charts indicating changes in current assets, fixed assets, total liabilities and total shareholders' equity for the past five fiscal years are inserted.

Summary of Consolidated Statement of Income

Unit: ¥ million

	the 152nd Fiscal Period (from April 1, 2000 to March 31, 2001)	the 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)
Sales	1,814,309	1,789,432
Cost of sales	1,512,424	1,495,512
Gross profit on sales	301,885	293,920
Selling, general and administrative expenses	229,384	232,751
Operating income	72,500	61,168
Non-operating revenues	5,793	4,969
Non-operating expenses	6,402	6,432
Ordinary income	71,891	59,705
Extraordinary profits	41,741	2,674
Extraordinary losses	42,411	8,175
Income before taxes	71,222	54,204
Corporate tax	27,863	24,490
Minority shareholders profit (or Minority shareholders loss)	1,989	2,257
Net income	41,368	27,457

Charts indicating changes in sales, operating income, ordinary income and net income for the past five fiscal years are inserted.

Consolidated Statement of Retained Earnings

Unit: ¥ million

	the 152nd Fiscal Period (from April 1, 2000 to March 31, 2001)	the 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)
Beginning balance of retained earnings	240,669	280,785
Increase of retained earnings	3	104
Increase of retained earnings by increase or decrease of consolidated subsidiaries	3	-
Liquidation amount of differences of revaluation	-	104
Decrease of retained earnings	1,255	1,723
Dividends	1,092	1,364
Bonus for officers	148	243
(including bonus for Corporate Auditors)	(10)	(16)
Decrease of retained earnings by increase or decrease of consolidated subsidiaries	-	108
Other decrease	13	6
Net income	41,368	27,457
Retained earnings at the end of year	280,785	306,623

Summary of Consolidated Statement of Cash Flow

Unit: ¥ million

	the 152nd Fiscal Period (from April 1, 2000 to March 31, 2001)	the 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)
Cash flow from operating activities	35,066	25,715
Cash flow from investing activities	-55,079	-37,270
Cash flow from financing activities	42,753	-19,799
Effect of currency rate exchanges on cash and cash equivalents	83	1,400
Net decrease in cash and cash equivalents	22,824	-29,953
Balance of cash and cash equivalents at the beginning of the period	70,927	93,791
Balance of cash and cash equivalents at the beginning of the period of newly consolidated subsidiary	38	3,521
Increase of cash and cash equivalents by merger	-	331
Balance of cash and cash equivalents at the end of the period	93,791	67,690

Charts indicating changes in cash flow from operating activities for the past three fiscal years are inserted.

Principal Management Index

Charts of net income per share, return on equity, capital stock per share and capital stock rate for the past five fiscal years are provided.

Business Development of the 153rd Fiscal Period

We celebrated the 100th anniversary of its founding and our shares have been listed on the first section of the Tokyo Stock Exchange.

The Dentsu Group's attempts to respond to dynamic structural changes in the media industry are discussed.

We have entered into an agreement relating to the alliance with Publicis Groupe and have established the best network covering Japan, U.S.A. and Europe.

The merger of Bcom3 Group and Publicis Groupe and the announcement on the Company's acquisition of 15% of voting rights of Publicis Groupe is mentioned, and the Company's strategy relating to such alliance is stated.

We strongly support 2002 FIFA World Cup

The role played by the Dentsu Group relating to *2002 FIFA World Cup* and other sports events during this fiscal year is mentioned.

Creative works during the year

Selected award-winning poster, magazine, Internet advertisements, newspaper and television created by the Company are mentioned.

Non-Consolidated Financial Statements (for reference)

Summary of Balance Sheet

Unit: ¥ million

	the 152nd Fiscal Period (as of March 31, 2001)	the 153rd Fiscal Period (as of March 31, 2002)
Current assets	571,918	480,486
Fixed assets	433,415	481,684
Tangible fixed assets	214,766	250,623
Intangible fixed assets	11,923	11,973
Investments and other fixed assets	206,725	219,086
Deferred assets	419	-
Total assets	1,005,753	962,170
Current liabilities	461,962	413,283
Non-current liabilities	185,114	163,027
Total liabilities	647,077	576,310
Shareholders' equity	54,929	58,967
Capital reserve	49,421	55,358
Earned surplus reserve	630	722
Difference on revaluation	4,746	4,642
Other reserves	235,869	257,492
Revaluation of trade securities	13,078	9,894
Treasury Stock	-	-1,218
Total shareholders' equity	358,675	385,860
Total liabilities and shareholders' equity	1,005,753	962,170

Summary of Statement of Income

Unit: ¥ million

	the 152nd Fiscal Period (from April 1, 2000 to March 31, 2001)	the 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)
Sales	1,497,843	1,433,300
Cost of sales	1,274,904	1,225,499
Gross income	222,939	207,801
Selling, general and administrative expenses	168,792	161,872
Operating income	54,146	45,928
Non-operating revenues	7,387	6,023
Non-operating expenses	5,479	5,767
Ordinary income	56,054	46,184
Extraordinary profits	30,092	656
Extraordinary losses	40,151	5,428
Income before taxes	45,994	41,412
Corporate tax	20,964	18,340
Net income	25,030	23,072
Retained earnings carried forward from the previous term	1,605	1,626
Liquidation amount of differences of revaluation	-	104
Interim dividend paid	546	545
Provision to earned surplus reserve resulting from interim dividend distribution	54	-
Unappropriated retained earnings	26,035	24,258

Appropriation of Retained Earnings

Unit: ¥ million

	the 152nd Fiscal Period (from April 1, 2000 to March 31, 2001)	the 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)
Unappropriated retained earnings	26,035	24,258
Appropriation of retained earnings	24,408	22,567
Earned surplus reserve	92	-
Dividends (the 152nd fiscal year: ordinary dividend of ¥400 per share and extraordinary dividend of ¥200 per share the 153rd fiscal year: ordinary dividend of ¥400 per share and extraordinary dividend of ¥200 per share)	819	832
Bonus for officers	96	35
(including bonus for Corporate Auditors)	(11)	(-)
Voluntary reserves		
Other reserve	23,400	21,700
Retained earnings carried forward to the following term	1,626	1,690

Outline of Dentsu

Corporate Name: Kabushiki Kaisha Dentsu (Dentsu Inc. in English)

Place of Head Office: 11-10, Tsukiji 1-chome, Chuo-ku, Tokyo

Telephone Number: 03-5551-5111 (Main number)

Initiation: July 1, 1901

Capital Stock: 58,967,100,000 yen

Number of Employees: 5,621

Officers (as of June 27, 2002)

Chairman and Chief Executive Officer	Yutaka Narita
President and Chief Operating Officer	Tateo Mataki
Executive Vice President	Fumio Oshima
Executive Vice President	Hitoshi Hanatsuka
Executive Vice President	Tetsu Nakamura
Senior Managing Director	Hideaki Furukawa
Senior Managing Director	Ko Matsumoto
Senior Managing Director	Tatsuyoshi Takashima
Managing Director	Isao Maruyama
Managing Director	Toshiaki Nozue
Managing Director	Takehiko Kimura
Managing Director	Hiromori Hayashi
Director	Ichiro Saita
Director	Jun Sakakibara

Statutory Corporate Auditor	Makio Kasahara
Statutory Corporate Auditor	Kojiro Takahashi
Corporate Auditor	Akira Nanbara
Corporate Auditor	Haruo Shimada
Corporate Auditor	Shunro Hamada

Status of Shares

Total number of outstanding shares: 1,390,920 Shares

Total number of shareholders: 32,952

Major shareholders (10 largest shareholders)

Name of Shareholder	Number of shares	(Percentage) %
Kyodo News	247,444	(17.79)
Jiji Press, Ltd.	198,636	(14.28)
The Dai-Ichi Kangyo Bank, Ltd.	53,600	(3.85)
Dentsu Employees' Shareholding Association	49,243	(3.54)
Yoshida Hideo Memorial Foundation	27,429	(1.97)

Nippon Life Insurance Company	25,285	(1.82)
The Mitsubishi Trust and Banking Corporation	24,000	(1.73)
The Mitsubishi Trust and Banking Corporation (Account in Trust)	18,250	(1.31)
The Dai-ichi Mutual Life Insurance Co.	16,749	(1.20)
Japan Trustee Services Bank, Ltd. (Account in Trust)	16,346	(1.18)

Breakdown by Type of Shareholders

Financial institutions:	21.95%
Securities firms:	1.51%
Other corporations:	42.66%
Foreigners:	3.26%
Individuals and others:	30.62%

Shareholder Notes (as of March 31, 2002)

Fiscal term: March 31

Date to Fix Shareholders to Receive Dividends: March 31

Date to Fix Shareholders to Receive Interim Dividends: September 30

Transfer Agent: The Mitsubishi Trust and Banking Corporation, Limited

Share Handling Office: Stock Transfer Department
The Mitsubishi Trust and Banking Corporation, Limited
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo,
100-8212

Delivery Address: Stock Transfer Department
The Mitsubishi Trust and Banking Corporation, Limited
7-7, Nishi-ikebukuro 1-chome, Toshima-ku, Tokyo,
171-8508

Telephone Number for Inquiries: 03-5391-1900 (Main number)

Transfer Offices: Each branch office of The Mitsubishi Trust and Banking Corporation, Limited

Newspaper for Public Notice: Nihon Keizai Shimbun